Exhibit 99.2

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company:

GOLD ROYALTY CORP.

1830-1030 West Georgia Street

Vancouver, British Columbia V6E 2Y3

2.	Date of Material Change:

The material change described in this report occurred on February 15, 2022.

3.	News Release:

On February 15, 2022, Gold Royalty Corp. (the “Company” or “GRC”) issued a news release (the “News Release”) through the facilities of Canada Newswire, a copy of which has been filed on the System for Electronic Document Analysis and Retrieval (SEDAR).

4.	Summary of Material Change:

On February 15, 2022, the Company’s board of directors (the “Board”) appointed Karri Howlett to the Board.

5.	Full Description of Material Change:

On February 15, 2022, the Company’s board of directors appointed Karri Howlett to the Board.

6.	Reliance on Subsection 7.1(2) of National Instrument 51-102

Not applicable.

7.	Omitted Information:

Not applicable.

8.	Executive Officer:

The following executive officer of the Company is knowledgeable about the material change and this report and may be contacted respecting the material change and this report:

Josephine Man

Chief Financial Officer

Telephone: (604) 396-3066

9.	Date of Report:

February 15, 2022.